UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 23, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, March 23, 2017.

Messrs.

Comisión Nacional de Valores

Mercado de Valores de Buenos Aires S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation. Article 64 of Section VII of Chapter II of Title III of Comisión Nacional de Valores Rules (New Text 2013)

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS" or the “Company”), in connection with: (i) the mandatory public offering (the "Local Offer") for Class B common shares (the “Shares”) of Transportadora de Gas del Sur S.A. (“TGS”), and (ii) the public offer in the United States of America (the “US Offer” and together with the Local Offer, the “Offers”) for the acquisition of  Shares owned by U.S. holders and “American Depositary Shares” issued in the United States of America (the “ADS”), for a maximum of 194,651,345 Shares (including those represented by ADS), representative of up to 24.5% of the total of the share capital of TGS, made by Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC (the “Offerors”) and timely informed by the Company as a material fact to the Market.

In this regard, and following our note DALN° 272/17 dated March 15, 2017, I would like to inform you that on this date the Offerors informed owing to a mistake made by the US Offer Agent, 33,264 ADSs that validly participated in the US Offer were not included in the report provided by the US Offer Agent to the Offerors on March 15, 2017 (the “Result of the Offers”). Therefore, the Offerors rectified the Result of the Offers, as shown in the note that is attached hereby.

Yours sincerely,

Nicolás M. Mordeglia

Head of Market Relations

Autonomous City of Buenos Aires, March 23, 2017.

Mr. Chairman of

Transportadora de Gas del Sur S.A.

Don Bosco 3672 5th Floor (C1206ABD)

Ref.: Mandatory Public Offering.

Notice of Results

We are writing to you, in our role as representatives of GRUPO INVERSOR PETROQUÍMICA S.L., WST S.A. and PCT LLC (the "Offerors"), in connection with (i) the Mandatory Public Offering (the "Local Offer") made by the Offerors for Class B common shares (the “Shares”) of Transportadora de Gas del Sur S.A. (“TGS”), and (ii) the Mandatory Public Offer in the United States of America (the “US Offer” and together with the Local Offer, the “Offers”) for the acquisition of  the Shares owned by U.S. holders and “American Depositary Shares” issued in the United States of America (the “ADS”), for a maximum of 194,651,345 Shares (including those represented by ADS), representative of up to 24.5% of the total of the share capital of TGS, made by GRUPO INVERSOR PETROQUÍMICA S.L. (“GIP”), WST S.A. (“WST) and PCT LLC (“PCT” and together with GIP and WST, the "Offerors").

In that respect, we hereby inform you that we have been notified by Computershare Trust Company, N.A. (the “US Offer Agent”) that owing to a mistake made by the US Offer Agent, 33,264 ADSs that validly participated in the US Offer were not included in the report provided to the Offerors on March 15, 2017. Therefore, a total of 42,117.542762 ADSs validly participated in the US Offer, instead of the 8,853.542762 ADSs that were informed in the Notice of Results.

In view of this, the final results of the Offers are as follows: i) Local Offer: a total of 4,003 Shares representing approximately 0.0005% of the share capital of TGS were received, which were accepted by the Offerors and ii) US Offer: a total of 42,117.542762 ADS and 0 Shares held by US holders were received, representing approximately 0.027% of the share capital of TGS, which were accepted by the Offerors.

In that respect, we hereby request you to publish the notice of results that is attached as Annex I as a material fact in the CNV´s Financial Information Highway and in the Buenos Aires Stock Exchange.

Yours sincerely,

WST S.A. _____________ Signed: Pablo Tarantino Position: Attorney in Fact	PCT LLC _____________ Signed: Pablo Viñals Blake Position: Attorney in Fact
GRUPO INVERSOR PETROQUÍMICA S.L. _____________ Signed: Luis Alberto Fallo Position: Attorney in Fact	GRUPO INVERSOR PETROQUÍMICA S.L. _____________ Signed: Carlos Alberto Sielecki Position: Attorney in Fact

Complementary and Rectifying Notice to the Announcement of Results

Limited Circulation within the Territory of the Republic of Argentina.

GRUPO INVERSOR PETROQUÍMICA S.L.

WST S.A.

PCT LLC

MANDATORY PUBLIC OFFER of

CLASS B SHARES OF COMMON STOCK THAT REPRESENT UP TO 24.5% OF THE CAPITAL STOCK of

TRANSPORTADORA DE GAS DEL SUR. S.A.

Listed under Mercado de Valores de Buenos Aires S.A.

The local public offer was authorized by the Comisión Nacional de Valores (“CNV”) Board of Director’s Providence dated December 22nd, 2016. Said authorization only means that the information requirements have been met. The CNV has not issued an opinion regarding the contents of the prospectus.

Complementary and Rectifying Notice to the Announcement of Results to the Mandatory Public Offer of Transportadora de Gas del Sur S.A. Stock

This notice rectifies and complements the announcement of results that was published in the Boletín Diario de la Bolsa de Comercio de Buenos Aires (the “BCBA”), by virtue of the exercise of the delegated power by the Mercado de Valores de Buenos Aires S.A. (the “Merval”) in accordance with the CNV Resolution No. 17,501 of March 15th, 2007, and in the CNV’s website (www.cnv.gob.ar), under section “Información Financiera / Transportadora de Gas del Sur S.A. / Hechos Relevantes” (the “Notice of Results”), regarding (i) the mandatory public offer (the “Local Offer”) for Class B shares of common stock (the “Shares”) of Transportadora de Gas del Sur S.A. (“TGS”) and (ii) the public offer in the United States of America (the “U.S. Offer”, and, together with the Local Offer, the “Offers”) for the acquisition of the Shares held by U.S. Holders and of American Depositary Shares issued in the United States of America (the “ADS”) for up to a maximum amount of 194,651,345 Shares (including those represented in the ADS), that represent up to 24.5% of the share capital of TGS, made by GRUPO INVERSOR PETROQUÍMICA S.L. (“GIP”), WST S.A. (“WST”) and PCT LLC (“PCT”, and together with GIP and WST, the “Offerors”).

The terms and conditions of the Offers are detailed in the prospectus dated February 6th, 2017 (the “Prospectus”) and in the Offers initiation announcement, also dated February 6th, 2017, both published in the BCBA’s daily gazette – by virtue of the exercise of the delegated power by the Merval in accordance with the CNV Resolution No. 17,501 of March 15th, 2007, and in the CNV’s website (www.cnv.gob.ar), under the following route: Información Financiera / Emisoras / Transportadora de Gas del Sur S.A. / Hechos Relevantes. Capitalized terms not defined in this notice shall have the meaning ascribed to them under the Prospectus.

It is hereby informed to the investors that, on this day, the Offerors where informed by the U.S. Receiving Agent that, due to an error by said agent, 33,264 ADS that validly participated in the U.S. Offer where not included in the brief provided to the Offerors on March 15th, 2017. Consequently, a total of 42,117.542762 ADS participated of the U.S. Offer, and not 8,853.542762 ADS, as initially informed in the Announcement of Results. Therefore, the information stated in the Announcement of Results is hereby corrected as follows:

1)

Results of the Offer:

?

Amount of Shares that validly participated: 4.003 Shares.

?

Price to be paid by Offerors: 73,615.17 Argentine Pesos.

?

Offer Settlement Date: March 22nd, 2017.

2)

Results of the U.S. Offer:

?

Amount of ADS that validly participated: 42,117.542762 ADSs (each ADS represents 5 Shares).

?

Amount of Shares held by the U.S. Receiving Agent that validly participated: 0 Shares.

?

Price to be paid by Offerors: 246,669.31 USD.

?

USA Offer Settlement Date: March 22nd, 2017.

Consequently, it is hereby informed that, as a result of the Offers (and once their liquidation is carried out), GIP, WST, and PCT will directly and indirectly hold TGS Shares (including underlying TGS Shares of the ADS) that represent 25.527% of the total share capital and voting rights of TGS.

Argentine Receiving Agent

Banco Itaú Argentina S.A.

Tucumán 1, floor 15, City of Buenos Aires, Republic of Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: March 23, 2017